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SECURITIES SION
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05036428

ANNUAL AU... RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-BD-13464~~

8-13464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Margaret E. Wilson — (312) 917-6801
(Area Code — Telephone No.)

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH, D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

12/3/14

OATH OR AFFIRMATION

I, Margaret E. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, LLC, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
BARBARA B. SCHROAT
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 06/12/2008

Barbara B. Schroat
Notary Public

Margaret E. Wilson
Signature

Senior Vice President, Finance
Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Nuveen Investments, LLC:

We have audited the accompanying statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nuveen Investments, LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

NUVEEN INVESTMENTS, LLC
Statement of Financial Condition
December 31, 2004
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	93,555
Receivables:		
Distribution fees		3,559
Brokers and dealers		7,359
Customers		1,336
Interest		32
Due from affiliates		34,417
Other		5,798
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $46,064		15,898
Investments		177
Advanced commissions		16,887
Other assets		4,531
	$	183,549

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold under agreements to repurchase	$	39,989
Payables:		
Brokers and dealers		4,631
Customers		357
Accrued compensation and other expenses		10,811
Current income taxes payable, net		3,687
Deferred tax liability, net		3,845
Other liabilities		6,796
Total liabilities		70,116
Stockholder's equity:		
Capital stock, $5 par value, 20,000 shares authorized, 2,200 shares issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		102,814
Total stockholder's equity		113,433
	$	183,549

See accompanying notes to statement of financial condition.

NUVEEN INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2004

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

The statement of financial condition reflects the accounts of Nuveen Investments, LLC (the "Company"). The Company is a wholly owned subsidiary of Nuveen Investments, Inc. ("Nuveen Investments" or the "Parent"), which is substantially owned by The St. Paul Travelers Companies, Inc.

Nuveen Investments, LLC, a registered broker/dealer in securities under the Securities Exchange Act of 1934, provides investment product distribution and related services for managed funds and, through March of 2002, sponsored and distributed defined portfolios (unit investment trusts).

Effective April 1, 2004, Nuveen Investments began expensing the cost of stock options per the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation." The retroactive restatement method described in SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" was adopted and the results for prior years have been restated. Compensation cost recognized is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. Prior to April 1, 2004, Nuveen Investments accounted for stock option plans under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As a result of retroactively restating prior period financial information, the Company's "Due from Affiliates" and "Retained Earnings" each increased by approximately $42,731,000 as of December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash. Included in cash and cash equivalents are $5,983,980 of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies (Continued)

Securities Purchased Under Agreements to Resell / Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold or repurchased, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured.

The Company utilizes repurchase agreements to invest cash not required to fund daily operations. Such repurchase agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for balance sheet and cash flow purposes. At times, the Company acts as agent for the Parent to invest excess cash. At December 31, 2004, the Company had $39,988,761 of securities sold under agreements to repurchase with the Parent.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value.

As part of its clearing function for an affiliate, in the normal course of business, the Company purchases municipal bonds and from time to time, U.S. government obligations. At December 31, 2004, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. The Company

Summary of Significant Accounting Policies (Continued)

capitalizes certain costs incurred in the development of internal-use software. Software development costs are amortized on a straight-line basis over a period of not more than five years.

Investments

Investments consist primarily of investments in certain Company-sponsored mutual funds and exchange-traded funds and are carried at market value.

Advanced Commissions

Advanced commissions consists of commissions advanced by the Company on sales of certain mutual fund shares. Such commissions are being amortized over the lesser of the Securities and Exchange Commission Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2004.

(2) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's balance sheet at December 31, 2004 are shown in the following table:

	(in thousands)
Gross deferred tax assets:	
Accrued postretirement benefit obligation	$ 3,890
Book amortization/depreciation in excess of tax amortization/depreciation	3,492
Non-qualified pension	432
Construction abatement	570
Other	1,196
Gross deferred tax assets	9,580
Gross deferred tax liabilities:	
Prepaid pension costs (qualified plan)	1,712
Deferred commissions and offering costs	6,396
Internally developed software	5,317
Gross deferred tax liabilities	13,425
Net deferred tax liability	$ 3,845

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

The Parent and its subsidiaries, including the Company, file a unitary income tax return for the State of Illinois whereby the Company is the designated filer. Consequently, the Company makes income tax payments to the State of Illinois on behalf of certain affiliates. The Company is reimbursed for these payments. Federal and state income taxes paid by the Company during 2004 of $4,905,116 include required payments on estimated taxable income and final payments of prior year taxes required to be paid upon filing the final federal and state tax returns, reduced by refunds received.

(3) Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery, and underwriting commitments. Estimated profits and losses on those commitments are reflected in the financial statements at year-end.

Minimum rental commitments for office space and equipment, including estimated escalation for insurance, taxes, and maintenance for the years 2005 through 2006 and thereafter are as follows:

Year	Commitment (in thousands)
2005	$66
2006	35
Thereafter	-

The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital ratio was 1.03 to 1 and its net capital was approximately $27,956,000 which is $26,043,000 in excess of the required net capital of $1,913,000.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report on
Internal Control Required by Securities Exchange Commission Rule 17a-5**

The Board of Directors
Nuveen Investments, LLC:

In planning and performing our audit of the statement of financial condition of Nuveen Investments, LLC (the Company), a subsidiary of Nuveen Investments, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the

normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005